Exhibit 99.1

Hailiang Education Announces Rescheduled Time for 2017 Earnings Conference

Call from 8:00am ET to 8:00pm ET on Wednesday, October 25, 2017

HANGZHOU, China, October 25, 2017 /PRNewswire/ — Hailiang Education Group Inc. (Nasdaq: HLG), (“Hailiang Education” or the “Company”), a provider of private K-12 educational services in China, announced today that it has rescheduled to file its annual report on Form 20-F and release its fiscal year 2017 financial results after the market closes on Wednesday, October 25, 2017 to be followed by its fiscal year 2017 earnings conference call later that day at 8:00 pm Eastern Time.

To attend the call, please use the information below for either dial-in access or webcast access. When prompted on dial-in, please reference “Hailiang Education/HLG.”

Conference Call
Date:	October 25, 2017
Time:	8:00 pm ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945 International: +1 412-902-4272
Conference ID:	Hailiang Education/HLG

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until November 2, 2017. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No. 10113557.

A live webcast and archive of the conference call will be available at http://mms.prnasia.com/HLG/20171025/default.aspx.

About Hailiang Education Group Inc.

Founded in 1995, Hailiang Education Group Inc. (“Hailiang Education” or the “Company”) provides private K-12 educational services through its subsidiary and affiliated entities in China; the company operates three private schools in Zhuji city, Zhejiang province: Hailiang Foreign Language School, Zhuji Private High School and Tianma Experimental School. Hailiang Education Park, the Company’s newest campus, was opened in September 2015 and represents Hailiang Education’s commitment in delivering comprehensive and high-quality educational programs. Hailiang Education offers a variety of educational programs, including basic educational programs and international programs at the kindergarten, primary school, middle school, and high school levels, as well as preparatory courses designed for university-bound students studying for A-level courses in the United Kingdom and the SAT examination in the United States. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its application of IPO proceeds, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hailiang Education encourages you to review other factors that may affect its future results in Hailiang Education’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com